UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 02, 2015

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 02 January 2015
Exhibit No. 2	Publication of Base Prospectus Supplement dated 08 January 2015
Exhibit No. 3	Blocklisting Interim Review dated 13 January 2015
Exhibit No. 4	Holding(s) in Company dated 26 January 2015
Exhibit No. 5	Publication of Final Terms dated 29 January 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 02, 2015

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: February 02, 2015
By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No. 1

2 January 2015

Barclays PLC - Total Voting Rights and Capital

In accordance with the Financial Conduct Authority's (FCA) Disclosure and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 December 2014, Barclays PLC's issued share capital consists of 16,498,184,168 Ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,498,184,168) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under

Exhibit No. 2
BARCLAYS BANK PLC
Publication of Base Prospectus Supplement
8 January 2015

The following base prospectus supplement (the "Base Prospectus Supplement") has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement No.2 dated 2 January 2015 to the Base Prospectus dated 13 August 2014 for the Barclays Bank PLC €35,000,000,000 Global Covered Bond Programme unconditionally and irrevocably guaranteed as to payments by Barclays Covered Bonds LLP (the "Programme").

To view the full document, please click on or paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6927B_-2015-1-8.pdf

A copy of the above Base Prospectus Supplement has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM

The Base Prospectus Supplement can also be viewed via: http://www.barclays.com/prospectuses-and-documentation/secured-funding-documentation/covered-bonds.html

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Base Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Base Prospectus Supplement. In accessing the Base Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS SUPPLEMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE BASE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY COVERED BONDS ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS SUPPLEMENT HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY COVERED BONDS ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus Supplement) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus Supplement is not addressed. Prior to relying on the information contained in the Base Prospectus Supplement you must ascertain from the Base Prospectus Supplement whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus Supplement or make an investment decision with respect to any Covered Bonds issued or to be issued pursuant to the Base Prospectus Supplement, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Base Prospectus Supplement, you shall be deemed to have represented that you are not a U.S. person or that you are a QIB, and that you consent to delivery of the Base Prospectus Supplement via electronic publication.

You are reminded that the Base Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Base Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus Supplement to any other person.

The Base Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuers in such jurisdiction. Under no circumstances shall the Base Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Covered Bonds issued or to be issued pursuant to the Base Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Base Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuers, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus Supplement made available to you in electronic format and the hard copy version available to you on request from the issuers.

Exhibit No. 3

BLOCK LISTING SIX MONTHLY RETURN

Date:  13 January 2015

Name of applicant:	BARCLAYS PLC
Period of return:	From 1 July 2014 - 31 December 2014
Name of scheme:	Renewed 1981 & 1991 SAYE Share Option Scheme	Barclays Incentive Share Option Plan	Barclays Group Share Incentive Plan	Barclays Group Share Value Plan	Barclays Long Term Incentive Plan
Class of unallotted securities	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each
Balance of unallotted securities under scheme(s) from previous return:	40,888,143	2,946,336	9,618,859	3,801,032	28,400,000
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	25,000,000	0	20,000,000	0	0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	33,413,612	0	6,576,294	1,812,425	0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	32,474,531	2,946,336	23,042,565	1,988,607	28,400,000
Name of contact:	Laura Martin
Telephone number of contact:	020 7116 2909

Exhibit No. 4

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Barclays plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:	The Capital Group Companies, Inc.
4. Full name of shareholder(s) (if different from 3.):	See Schedule A
5. Date of the transaction and date on which the threshold is crossed or reached:	22 January 2015
6. Date on which issuer notified:	23 January 2015
7. Threshold(s) that is/are crossed or reached:	Above 5%

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
Ordinary Shares	816,971,376	816,971,376			861,139,941		5.220%
ADRs	500	2,000			2,628		0.000%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period		Number of voting rights that may be acquired if the instrument is exercised/ converted			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to		% of voting rights
						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
861,142,569			5.220%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
See Schedule A

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	Laura Martin
15. Contact telephone number:	020 7116 2909

Schedule A

As of 22 January 2015

Barclays PLC

The Capital Group Companies, Inc. ("CG") holdings	Numbers of Shares	Percent of Outstanding
	861,142,569	5.220%
Holdings by CG Management Companies and Funds:
- Capital Guardian Trust Company	2,628	0.000%
- Capital Research and Management Company o EuroPacific Growth Fund	861,139,941	5.220%

Exhibit No. 5

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 22 January 2015 relating to GBP 2,000,000 Warrant Linked Securities due March 2021 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN: XS1144614663) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://www.barclays.com/content/dam/barclayspublic/docs/InvestorRelations/esma/structured-securities-documentation/structured-securities-final-terms/2015/1Jan/IXS1144614663_F_PC_N.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 5 dated 10 June 2014 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.